proxy  High-Yield.doc
Proxy Results

Shareholders of Seligman High-Yield Fund voted on a proposal to approve an Agreement and Plan of Reorganization at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. The number of shares voted are as follows:


          For                     Against                 Abstain
------------------------- ------------------------ -----------------------
------------------------- ------------------------ -----------------------
     32,836,893.240              1,275,732.101              1,933,151.847
------------------------- ------------------------ -----------------------

As a result of the approval of this proposal, the Fund will be merged into RiverSource High Yield Bond Fund. It is anticipated that the merger will occur in the third quarter of 2009.